Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of July 13, 2022, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Radius Health, Inc.

at

$10.00 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of $1.00 upon the achievement of a specified milestone

Pursuant to the Offer to Purchase, dated July 13, 2022

by

Ginger Merger Sub, Inc.

a wholly owned subsidiary of

Ginger Acquisition, Inc.

Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less any applicable withholding taxes (the “Cash Consideration”) and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a milestone condition pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent and a rights agent selected by Parent and reasonably acceptable to Radius, if any, at the times provided for in the CVR Agreement (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON AUGUST 10, 2022 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and Radius (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Radius (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of the holders of the Shares, with Radius continuing as the surviving corporation of the Merger and thereby becoming a wholly owned subsidiary of Parent. At the closing of the Merger (“the “Closing”), each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) each Share held in the treasury of Radius or owned by Radius or any direct or indirect wholly owned subsidiary of Radius and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the effective time of the Merger or (ii) Shares outstanding immediately prior to the effective time of the Merger and held by a stockholder who is entitled to demand, and properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest. As a result of the Merger, Radius will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Consummation of the Offer is subject to certain conditions, including, (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, is at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the transactions contemplated by the Merger Agreement in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) have expired or been terminated or obtained, as applicable, and (iii) none of the following events shall have occurred and are continuing: (a) there is pending any suit, action or proceeding by a governmental body seeking to prohibit or otherwise prevent the consummation of the transactions contemplated by the Merger Agreement (as described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement” of the Offer to Purchase); (b) there is any statute, rule, regulation, judgment, order or injunction enforced, by or on behalf of a governmental body, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action will be taken by any governmental body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clause (a); (c) subject to certain qualifications, the inaccuracy of representations and warranties of Radius under the Merger Agreement, (d) the non-performance and non-compliance in any material respects by Radius of its obligations under the Merger Agreement; (e) the occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement); (f) the failure of the delivery by Radius to Parent of a certificate signed by an authorized officer of Radius certifying as to the satisfaction of certain closing conditions by Radius; and (g) the Merger Agreement having been terminated in accordance with its terms (the “Termination Condition”). The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15—“Conditions to the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The Offer will expire at one minute after 11:59 p.m. Eastern Time on August 10, 2022, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the terms of the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time.”

THE BOARD OF DIRECTORS OF RADIUS UNANIMOUSLY RECOMMENDS THAT RADIUS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Radius, among other things, has unanimously (a) determined that it is in the best interests of Radius and its stockholders, and declared it fair and advisable, for Radius to enter into the Merger Agreement, (b) adopted and approved the execution and delivery by Radius of the Merger Agreement, the performance by Radius of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Radius accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser must or is permitted or required to extend the Offer. The Merger Agreement provides that, unless the Merger has been terminated in accordance with its terms, Purchaser must, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of up to ten business days, if, as of the applicable Expiration Date, any of the Offer Conditions other than the Minimum Condition, is not satisfied, in order to permit the satisfaction of such Offer Conditions. In addition, Purchaser must, and Parent shall cause Purchaser to, extend the Offer for no more than three successive extension periods of up to ten business days each, if, at the applicable Expiration Date, (x) there has not been a Change of Board recommendation (as defined in Section 11—“The Transaction Agreements—The Merger Agreement” of the Offer to Purchase), (y) each Offer Condition other than the Minimum Condition is capable of being satisfied or waived (if permitted under the Merger Agreement), and (z) the Minimum Condition is not satisfied, in order to permit the satisfaction of the Minimum Condition. Purchaser must, and Parent shall cause Purchaser to, extend the Offer for any extension period required by any law, any injunction or decree issued by any governmental body, or any rule, regulation or interpretation of the U.S. Securities and Exchange Commission (the “SEC”), its staff or Nasdaq Global Market or its staff, in any such case which is applicable to the Offer. In addition, Purchaser must, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of up to ten business days, if as of the applicable Expiration Date, waiting period (or any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger in accordance with the HSR Act have not expired, been terminated or obtained, as applicable.

Further, the Merger Agreement provides that Purchaser, without Radius’ consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if, as of the Expiration Date, any Offer Condition is not satisfied and has not been waived by Parent and Purchaser in writing, in order to permit the satisfaction of such Offer Condition. In addition, Purchaser, without Radius’ consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if (x) all of the Offer Conditions have been satisfied or waived, (y) the full amount of the Debt Financing (as defined in the Offer to Purchase) necessary to pay the cash consideration and any fees and expenses due at the Closing has not been funded and will not be funded at the Acceptance Time, and (z) Parent and Purchaser acknowledge and agree that Radius may terminate the Merger Agreement in accordance with and upon the satisfaction of the requirements set forth in the Merger Agreement and receive the Parent Termination Fee (as described in Section 11—“The Transaction Agreements—The Merger Agreement” of the Offer to Purchase) pursuant to the Merger Agreement to permit the funding of the full amount of the Debt Financing necessary to pay the Financing Amount (as defined in the Merger Agreement). However, in no event will Purchaser be required to extend the Offer beyond December 23, 2022. If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

Parent and Purchaser reserve the right to waive any of the Offer Conditions, to increase the Offer Price (subject to Radius’ prior consent for any increase of less than $0.10) and to make any other changes in the Offer. However, without the prior written consent of Radius, Parent and Purchaser are not permitted to (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought in the Offer, (d) amend, modify or waive the Minimum Condition, (e) extend the initial expiration date of the Offer, which will be one minute after 11:59 p.m. Eastern Time on the twentieth (20th) business day (calculated in accordance with the Exchange Act) following (and including the day of) the commencement of the Offer (this date, or such later time and date to which the Offer has been extended in accordance with the Merger Agreement, the “Expiration Date”), except as required or permitted by the terms of the Merger Agreement, (f) impose additional conditions to, or amend, modify or waive the conditions to the Offer in a manner adverse to, Radius stockholders, or (g) provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act, except as permitted under the Merger Agreement.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Because the Merger will be effected in accordance with Section 251(h) of the DGCL, no vote of the holders of the Shares will be required to consummate the Merger. Following the Acceptance Time and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser and Radius will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the Acceptance Time and the consummation of the Merger. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted the Shares for payment by Purchaser within 60 days after the commencement of the Offer, then such shares may also be withdrawn at any time after September 11, 2022, which is the 60th day after the date of the commencement of the Offer, until Purchaser accepts the Shares for payment.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. See Section 4—“Withdrawal Rights” of the Offer to Purchase.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, Radius, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

As of the date hereof, there is not intended to be a “subsequent offering period” (as defined in Rule 14d-1 of the Exchange Act) for the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Radius has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list provided to Purchaser by Radius and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials should be directed to the Information Agent at its telephone numbers and address set forth below. Such copies may be furnished at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 750-0510

Banks and Brokers may call collect: (212) 750-5833

July 13, 2022